UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

DECISION OF THE BOARD OF DIRECTORS OF BANCOLOMBIA S.A.
Medellín, Colombia, October 29, 2007
In accordance with internal procedures, the Board of Directors of Bancolombia S.A. (Bancolombia), authorized Mr. Luis Fernando Montoya Cusso, Vice-President of Operations of Bancolombia, to give notice to Fiduciaria Helm Trust S.A., for the sale of Mr. Montoya’s units in a share portfolio (Cartera Colectiva con Pacto de Permanencia Acciones Sistema Valor Agregado) administrated by such company. According to these procedures, Mr. Montoya will be permitted to carry out the transaction once Bancolombia’s financial results for the third quarter of 2007 are disclosed to the market. The units represent approximately 4,900 of Bancolombia’s shares.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 29, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance